Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended March 31, 2020 and 2019

(RMB and US$ amounts expressed in thousands, except per share data)

	1st Quarter 2020		1st Quarter 2019
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	3,409,306	481,194	4,163,280	587,611
Cost of sales	(2,879,447)	(406,409)	(3,401,952)	(480,156)
Gross profit	529,859	74,785	761,328	107,455
Other operating income, net	43,929	6,200	43,926	6,200
Research and development costs	(75,954)	(10,720)	(71,867)	(10,143)
Selling, general and administrative costs	(333,314)	(47,044)	(376,132)	(53,088)
Operating profit	164,520	23,221	357,255	50,424
Finance costs	(36,451)	(5,145)	(25,293)	(3,570)
Share of results of associates and joint ventures	4,519	638	3,867	546
Profit before tax	132,588	18,714	335,829	47,400
Income tax expense	(40,308)	(5,689)	(62,400)	(8,807)
Profit for the period	92,280	13,025	273,429	38,593
Attributable to:
Equity holders of the parent	61,068	8,620	198,018	27,949
Non-controlling interests	31,212	4,405	75,411	10,644
	92,280	13,025	273,429	38,593
Net earnings per common share
- Basic	1.49	0.21	4.85	0.68
- Diluted	1.49	0.21	4.85	0.68
Unit sales	67,904		101,300

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the periods ended March 31, 2020 and December 31, 2019

(RMB and US$ amounts expressed in thousands)

	March 31, 2020 (Unaudited)		December 31, 2019 (Audited)
	RMB ’000	USD ’000	RMB ’000
Cash and bank balances	4,830,056	681,720	6,390,918
Trade and bills receivables	8,011,789	1,130,794	7,816,152
Inventories	4,643,586	655,402	2,824,137
Trade and bills payables	6,962,669	982,720	6,197,869
Short-term loans and borrowings	2,091,702	295,225	2,055,046
Equity attributable to equity holders of the parent	8,874,876	1,252,611	8,767,529